

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 26, 2013

Via E-Mail
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX 76051

> **Re: United Development Funding IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54383**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

1. Please note that we continue to consider your response to comments one and two in our letter dated April 22, 2013 relating to your amortization method for placement fees.

Note P. Concentration of Credit Risk, page F-33

2. We note your response to comment three in our letter dated April 22, 2013 and reissue the comment in part. Please quantify for us the significance of the aggregate amount of loans guaranteed by the SPE borrower's affiliated parent entities in relation to your total assets.

3. Please tell us the amount of loans to FH 295 and CTMGT and to their affiliates, the exact relationship between these entities, the name of the guarantor of loans to each, and the exact relationship between the guarantors.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant